Exhibit 99.1

Youku Inc. to Hold 2012 Annual General Meeting on August 20, 2012

Beijing, China, July 18, 2012—Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced that it will hold its 2012 annual general meeting of shareholders at Suite 3206, The Centrium, 60 Wyndham Street, Central, Hong Kong on Monday, August 20, 2012, beginning at 10:00 am (Hong Kong time).

Only holders of Youku Class A shares and Youku Class B shares of record on the close of business on August 13, 2012 (Hong Kong time) (the “Youku share record date”) or their proxy holders are entitled to vote at the annual general meeting or any adjournment or postponements thereof. Each Youku Class A shareholder has one vote for each Youku Class A share and each Youku Class B shareholder has three votes for each Youku Class B share held as of the close of business on the Youku share record date. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on July 20, 2012 (New York City time) who wish to vote the Class A ordinary shares of the Company represented by the ADSs must act through Citibank, N.A., the depositary of the Company’s ADS program.

Youku has filed a registration statement on Form F-4 (the “Form F-4”) with the Securities and Exchange Commission (the “SEC”), which became effective at 4:30 p.m., July 17, 2012 (New York City Time). The Form F-4 includes a joint proxy statement/prospectus and was filed with the SEC in connection with the previously announced merger agreement (the “Merger Agreement”), dated March 11, 2012, by and among the Company, Tudou Holdings Limited (“Tudou”) and Two Merger Sub Inc. (“Merger Sub”) and the merger contemplated thereunder (the “Merger”).  Pursuant to the Merger Agreement and the plan of merger attached as Annex A to the Merger Agreement , Tudou will merge with and into Merger Sub, with Tudou continuing as the surviving entity and as a wholly owned subsidiary of Youku and the combined entity will be named “Youku Tudou Inc.”

The notice of the annual general meeting included in the joint proxy statement/prospectus sets forth the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the annual general meeting, the Merger and the Merger Agreement and how to vote ordinary shares or direct Citibank, N.A. to vote the Class A ordinary shares represented by the ADSs at the annual general meeting. The joint proxy statement/prospectus will be made available on the Company’s Investor Relations website at http://ir.youku.com and on the SEC’s website at http://www.sec.gov. A physical copy of the joint proxy statement/prospectus can be provided to shareholders of the Company without charge upon written request to Youku Inc., 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, People’s Republic of China, or by contacting Ryan Cheung, Corporate Finance Director, Youku Inc., by telephone at (+86 10) 5885-1881 x6090, or email at ryan.cheung@youku.com.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Youku Inc.

Youku Inc. (“Youku”) is China’s leading Internet television company. Youku’s Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American Depositary Shares, each representing 18 of our Class A ordinary shares, are traded on the New York Stock Exchange under the symbol “YOKU”.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: +86-10-5885-1881 x6090

Email: ryan.cheung@youku.com